UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ______ to _______

Commission file number 1-32630

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fidelity National Financial Group 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fidelity National Financial, Inc.,
601 Riverside Ave.,
Jacksonville, FL 32204

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

i

Report of Independent Registered Public Accounting Firm

The Participants and the Administrative Committee
Fidelity National Financial Group 401(k) Profit Sharing Plan
Jacksonville, Florida
Opinion on Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplemental information in the accompanying schedule of assets (held at end of year) and schedule of reportable transactions as of and for the year ended December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

We have served as the Plan's auditor since 2011.

Atlanta, Georgia
June 24, 2019

ii

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets:
Investments:
Cash and cash equivalents	$689,949	$266,348
Common/collective trust funds, at net asset value	437,286,425	445,485,232
Corporate bond funds, at fair value	146,777,750	134,733,846
Mutual funds, at fair value	947,969,608	975,521,646
Common stock, at fair value	69,017,401	77,962,133
Employer common stock, at fair value	132,679,381	169,946,692
Total investments	1,734,420,514	1,803,915,897
Receivables:
Notes receivable from participants	44,106,671	39,530,638
Due from broker for securities sold	1,013,411	455,536
Total receivables	45,120,082	39,986,174
Total assets	1,779,540,596	1,843,902,071
Liabilities:
Due to broker for securities purchased	948,536	1,640,930
Total liabilities	948,536	1,640,930
Net assets available for benefits	$1,778,592,060	$1,842,261,141

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2018	2017
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in investments	$(121,293,984)	$310,348,078
Interest	155,649	249,424
Dividends	30,917,156	28,501,267
Investment (loss) income, net	(90,221,179)	339,098,769
Interest income on notes receivable from participants	2,045,989	1,942,692
Contributions, including rollover contributions:
Participant	139,363,790	129,630,038
Employer	28,993,777	31,565,305
Total contributions	168,357,567	161,195,343
	80,182,377	502,236,804
Deductions from net assets attributed to:
Benefits paid to participants	143,063,033	140,363,005
Administrative expenses	1,551,868	1,719,552
Total deductions	144,614,901	142,082,557
Net (decrease) increase before transfers in (out) of net assets from (to) other plans	(64,432,524)	360,154,247
Transfers in (out) of net assets from (to) other plans	763,443	(341,986,527)
Net (decrease) increase	(63,669,081)	18,167,720
Net assets available for benefits:
Beginning of year	1,842,261,141	1,824,093,421
End of year	$1,778,592,060	$1,842,261,141

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2018 and 2017

(1) Description of the Plan
The following description of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.
(a) General
The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. (FNF, the Company or we) and its Affiliated and Related Companies, who have attained age 18, have completed 90 days of service, and have elected to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Temporary, seasonal and part-time employees who have not completed at least 1,000 hours of service are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code (IRC), with a cash or deferred arrangement within the meaning of section 401(k) of the IRC.
(b) Administration
During 2018 and 2017, the trustee of the Plan was Wells Fargo Bank, NA (Wells Fargo). Wells Fargo also performs participant recordkeeping and other administrative duties for the Plan. The Administrative Committee of the FNF Board of Directors oversees the Plan's operations.
(c) Plan Mergers
No participant loans were transferred into or out of the Plan in 2018. Participant loans totaling $8,348,562 were transferred out of the Plan in 2017. There were transfers of net assets, excluding participant loans, of $763,443 into and $333,637,965 out of the Plan during 2018 and 2017, respectively. The net assets transferred into the Plan during 2018 are related to the Company's acquisition of Skyslope, Inc. The participant loans and net assets transferred out of the Plan in 2017 are related to the Company's spin-off of Black Knight Financial Services, Inc. which took place on September 29, 2017.
(d) Contributions
During 2018 and 2017, participants could generally contribute up to 40% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution retirement plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan with the exception of three frozen stock funds described below. At December 31, 2018, the Plan offered sixteen common /collective trust funds, eight corporate bond funds, thirteen mutual funds, one common stock fund which invests solely in Company stock, three frozen common stock funds which invest in outside companies and eighteen funds that are part of the Target My Retirement® investment program (see Note 2d for further discussion on the Target My Retirement® investment program) as investment options for participants. The Plan has an employer match on the 401(k) plan whereby the Company will match $0.375 on each $1.00 contributed up to the first 6% of eligible earnings contributed to the Plan. The employer match for the years ending December 31, 2018 and 2017 was $28,993,777 and $31,565,305, respectively. The employer match is allocated to participants based on their chosen asset allocation. At the option of the Company's board of directors discretionary contributions may also be made by the Company. No discretionary contributions were made by the Company during the Plan years ended December 31, 2018 and 2017. All Company contributions are participant directed. Contributions are subject to certain limitations established by the Internal Revenue Service.
(e) Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's contribution as applicable, and an allocation of plan earnings and charged with an allocation of plan losses, if any.
Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2018 and 2017

(f) Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Number of years of service	Vested Percentage
Less than 1 year	—%
1 year	34%
2 years	67%
3 years or more	100%
(g) Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates range from 3.25% to 10.25% on loans outstanding as of December 31, 2018 and 2017. Principal and interest is paid ratably through payroll deductions.
(h) Payment of Benefits
Upon retirement, termination of service, disability, or the attainment of age 59 1/2, a participant may receive all or part of the value of the participant's vested interest in his or her account as a lump-sum distribution. Upon death of a participant, the balance of the participant's vested interest in his or her account will be distributed in a lump sum to the participant's beneficiary. Certain other withdrawals are allowed by the Plan under very limited circumstances as described in the plan document.
(i) Forfeited Accounts
At December 31, 2018 and 2017, forfeited nonvested accounts totaled $729,762 and $834,455, respectively. Forfeitures may be allocated to current participants' accounts, or may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the plan sponsor, or reduce future Company contributions. During the years ended December 31, 2018 and 2017, $799,895 and $765,182 , respectively, of forfeitures were used by the Plan to reduce Company contributions.
(j) Administrative Expenses
Administrative expenses of the Plan that are not paid by the plan sponsor are paid by the Plan. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable and distributions) are charged directly to the participant’s account.

(2) Summary of Significant Accounting Policies
(a) Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(b) Risk and Uncertainties
The Plan provides for various investment options in common/collective trust funds, corporate bond funds, mutual funds, and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants' account balances and the amounts reported in the financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2018 and 2017

(c) Concentration of Investments
Included in the Plan's net assets available for benefits at December 31, 2018 and 2017 are investments in the Company's common stock (6,889,309 shares) amounting to $132,679,381, or approximately 7% of net assets, and (7,084,881 shares) amounting to $169,946,692, or approximately 9% of net assets, respectively. As of December 31, 2018 and 2017, respectively, this investment includes a common stock fund in Fidelity National Financial, Inc. (NYSE: FNF).
(d) Investment Valuation and Income Recognition
Except for the common collective trust described below, the Plan's investments are stated at fair value. Shares of common/collective trust fund investments in index funds, mutual funds and corporate bond funds are valued at the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund I (the "Stable Return Fund"), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive. The Plan reports its investment in the Stable Return Fund I at fair value using the net asset value of the units held by the fund at year-end as a practical expedient. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The Stable Return Fund does not invest directly in fully benefit-responsive contracts, and therefore the Plan is not required to include in the financial statements the disclosure requirements for investments in fully benefit-responsive contracts or stable value funds. Redemptions from the Stable Return Fund are permitted at current net asset value following a 12-month notice period.
There were no changes in the valuation methodologies used at December 31, 2018 and 2017 compared to prior year.
Participants also have the option to invest in the Target My Retirement® investment program. This investment plan is managed by Wells Fargo, using a broad range of common collective trust funds, two mutual funds and three corporate bond funds. As of December 31, 2018 and 2017, the Plan had $29,072,440 and $24,513,143, respectively, invested in this investment program.
See Note 3 for further discussion of the fair value of the Plan's investments.
(e) Notes Receivable from Participants
Notes receivable from participants are recorded at amortized cost plus accrued interest.
(f) Payment of Benefits
Benefits are recorded when paid.
(3) Fair Value Measurements
The fair value hierarchy established by the standard on fair value measurements includes three levels which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. In accordance with the standard on fair value, the Plan's financial assets and liabilities that are recorded on the Statements of Net Assets Available for Benefits are categorized based on the inputs to the valuation techniques as follows:
Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access.
Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 3. Financial assets and liabilities whose values are based on model inputs that are unobservable.
The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017, respectively:

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2018 and 2017

December 31, 2018
Level 1
Cash and cash equivalents	$689,949
Corporate bond funds	146,777,750
Mutual funds	947,969,608
Common stock	69,017,401
Employer common stock	132,679,381
Total investments, at fair value	$1,297,134,089
Common/collective trust funds measured at net asset value	437,286,425
Total investments	$1,734,420,514

December 31, 2017
Level 1
Cash and cash equivalents	$266,348
Corporate bond funds	134,733,846
Mutual funds	975,521,646
Common stock	77,962,133
Employer common stock	169,946,692
Total investments, at fair value	$1,358,430,665
Common/collective trust funds measured at net asset value	445,485,232
Total investments	$1,803,915,897
The Plan's level 1 fair value measures are provided by a third-party pricing service, which management believes to be reasonable. This pricing service is a leading global provider of financial market data, analytics and related services to financial institutions. See Note 2(d) for a description of the fair value measures used for each type of investment.
The Plan has no assets or liabilities measured at fair value which are categorized as level 2 or level 3.
The Common/collective trust funds shown above are valued using the net asset value at year-end and are excluded from the fair value hierarchy in accordance with relevant accounting standards. The use of net asset value as fair value is deemed appropriate as the Common/collective trust funds do not have finite lives, unfunded commitments relating to these type of investments, or significant restrictions on redemptions. Net asset value of the funds are calculated daily.
(4) Investments
As stated in Note 2(d), the Plan is invested in common collective trust funds, the majority of which are managed by Wells Fargo Bank, N.A. The Stable Return Fund is a common collective trust with a primary investment strategy to preserve the principal and maintain adequate liquidity. The S&P 500 Index Fund is an index fund with a primary investment strategy of approximating as closely as practicable the total return of the Standard and Poor's 500 Index. The S&P MidCap Fund is a collective investment fund with a primary investment strategy to approximate as closely as practicable the total return of the S&P 400 MidCap Index. In addition to these common collective trust funds, the Plan participants may also choose to invest in the Target My Retirement® investment program, see Note 2(d) for further discussion about Target My Retirement®.
Dividends on FNF common stock totaled $5,004,095 and $4,482,632 in 2018 and 2017, respectively.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2018 and 2017

(5) Nonparticipant-Directed Investments
At December 31, 2018 and 2017, the Plan held $272,792 and $216,970, respectively, in cash and cash equivalents that were nonparticipant-directed. In each case, the nonparticipant-directed amounts were allocated to plan participants subsequent to year-end.
Components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2018	2017
Beginning balance	$216,970	$123,450
Interest	2,008	1,009
Dividends	299,258	341,816
Administrative expenses	(245,444)	(249,305)
Ending balance	$272,792	$216,970

(6) Transactions with Parties-in-Interest
Certain plan investments are shares of common collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As described in Notes 2(c) and 4, Plan investments also include shares of the common stock of the Company.
(7) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions as applicable.
(8) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated June 4, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan was amended July 20, 2015 and is no longer intended to qualify as a stock bonus plan satisfying the requirements of an employee stock ownership plan within the meaning of section 4975(e)(7) of the IRC. The plan administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.
It is the Plan's policy to recognize the impact of uncertain tax positions in its financial statements if, upon ultimate settlement, that position is more likely than not to be sustained. No such uncertain tax positions have been recognized by the Plan.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2018

EIN:     16-1725106
Plan No. 001

Identity of issuer, borrower, lessor, or similar party	Description of Investment
		Shares/units	Cost	Current value
	Cash and cash equivalents:
* Wells Fargo	General Cash	417,157	**	$417,157
* Wells Fargo	Wells Fargo Advantage Cash Investment Money Market	272,792	272,792	272,792
	Common/collective trust funds:
Capital Group	American Funds EuroPacific Growth Fund TR	113,063	**	944,945
* Wells Fargo	Wells Fargo Stable Return Fund TR	43,703	**	582,923
* Wells Fargo	Wells Fargo Core Bond CIT TR	163,216	**	2,327,766
* Wells Fargo	Wells Fargo Stable Return Fund I	4,027,710	**	223,231,824
* Wells Fargo	Wells Fargo T. Rowe Price Institutional LCG MGD CIT TR	30,336	**	777,663
* Wells Fargo	Wells Fargo BlackRock International EQ Index CIT TR	160,458	**	1,635,754
* Wells Fargo	Wells Fargo BlackRock S&P MC Index CIT N	1,251,913	**	51,438,865
* Wells Fargo	Wells Fargo BlackRock S&P MC Index CIT TR	178,601	**	2,250,229
* Wells Fargo	Wells Fargo BlackRock S&P 500 Index CIT N	1,338,926	**	140,084,727
* Wells Fargo	Wells Fargo BlackRock S&P 500 Index CIT TR	242,890	**	3,281,520
* Wells Fargo	Wells Fargo BlackRock Russell 2000 Index CIT TR	65,367	**	821,834
* Wells Fargo	Wells Fargo BlackRock US Aggregate Bond Index CIT TR	435,895	**	4,681,865
* Wells Fargo	Wells Fargo / Causeway INTL Value CIT TR	97,043	**	1,082,432
* Wells Fargo	Wells Fargo / Dodge & Cox Intermediate Bond CIT TR	152,325	**	1,634,519
* Wells Fargo	Wells Fargo MFS Value CIT TR	110,468	**	2,042,987
* Wells Fargo	Wells Fargo Multi-Manager Small Cap CIT TR	24,425	**	466,572
	Corporate bond funds:
Oppenheimer	Oppenheimer International Bond I TR	72,039	**	688,249
Baird	Baird Core Plus Bond Fund Class Institutional	4,599,483	**	49,766,407
Legg Mason	Legg Mason BW Global Opportunities Bond Fund	1,678,890	**	16,604,226
Vanguard	Vanguard Intermediate Term Bond Fund	4,896,773	**	53,962,440
Vanguard	Vanguard Inflation-Protected Securities Institutional Fund	806,660	**	8,042,399
JP Morgan	JP Morgan High Yield Fund	2,052,223	**	13,955,113
PIMCO	PIMCO High Yield Institutional Fund TR	45,223	**	1,071,386
PIMCO	PIMCO Real Return Institutional Fund TR	182,327	**	2,687,530
	Mutual funds:
Capital Group	American Funds EuroPacific Growth Fund	1,451,656	**	65,309,997
Harbor Funds	Harbor Capital Appreciation Institutional Fund	2,492,810	**	154,454,522
Baron	Baron Small Cap Fund	1,909,611	**	47,644,784
Acadian	Acadian Emerging Markets Equity Fund I TR	116,758	**	1,169,225
Invesco	Invesco Global RE Fund	1,123,154	**	12,781,489
Dreyfus	Dreyfus Small Cap Index Fund	1,505,817	**	38,142,335
Prudential	Prudential Jenn Natural RE Fund	211,903	**	6,117,629

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - continued

December 31, 2018

Identity of issuer, borrower, lessor, or similar party	Description of Investment	Shares/units	Cost	Current value

	Mutual funds (continued):
Vanguard	Vanguard Wellington Fund	7,406,365	**	474,747,986
Vanguard	Vanguard Equity Income Fund Admiral	1,064,027	**	70,683,297
Vanguard	Vanguard Total International Stock Index Fund	355,544	**	36,073,454
Lazard	Lazard Emerging Markets Portfolio	372,359	**	5,980,080
JP Morgan	JP Morgan Midcap Value	1,029,102	**	33,939,769
Northern Trust	Northern Global Real Estate Index TR	82,791	**	925,041
	Common stock:
JAX	J. Alexander's, Inc. Frozen Stock Fund	396,358	**	1,443,375
CNNE	Cannae Holdings, Inc. Frozen Stock Fund	2,612,383	**	19,556,079
BKI	Black Knight, Inc. Frozen Stock Fund	4,349,302	**	48,017,947
	Employer common stock:
* FNF	Fidelity National Financial, Inc.	6,889,309	**	132,679,381
*** Participant loans	Participant loans, various maturities, interest rates 3.25% - 10.25%, balances collateralized by participant account, a total of 6,817 loans are outstanding with maturity dates from one to ten years through 2028			44,106,671
				$1,778,527,185
___________

*	Party in interest.
** Cost information has not been included because investments are participant directed.
*** The accompanying financial statements classify participant loans as notes receivable from participants

See accompanying report of independent registered public accounting firm.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2018

Identity of party involved	Description of asset	Description of transactions**	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Single transactions in excess of 5% of beginning of year Plan net assets
* Wells Fargo	Wells Fargo Stable Return Fund N	Sale	$—	$212,235,060	$202,885,171	$212,235,060	$9,349,889
* Wells Fargo	Wells Fargo Stable Return Fund I	Purchase	211,487,876	—	211,487,876	211,487,876	—
Series of transactions in excess of 5% of beginning of year Plan net assets
No transactions in excess of 5% of beginning of year Plan net assets.

* Represents a party-in-interest
** There were no investment expenses incurred on the purchases or sales mentioned above.

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Fidelity National Financial Group 401(k) Profit Sharing Plan

Date:	June 24, 2019	/s/ Patrick Mortimer
Patrick Mortimer
Trustee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Dixon Hughes Goodman LLP